SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on February 5, 2020 drawn up in summary form

1.           Date, Time and Venue: On February 5, 2020, starting at 4:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.           Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Vicente Falconi Campos, Milton Seligman, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Cecilia Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Nelson José Jamel. Justified absence of Mr. José Heitor Attilio Gracioso.

3.           Board: Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.           Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Nomination of Executive Officers. According to article 21, letter d, of the Company’s bylaws, to approve:

4.1.1.      Effective as of April 29, 2020, the election of Mr. Lucas Machado Lira, the current Global VP Finance, M&A at Anheuser-Busch Inbev N.V./S.A. (“ABI”), Brazilian citizen, lawyer, bearer of the identity card RG No. M-8.608.502 SSP/MG and enrolled with the Individual Taxpayers’ Registry under No. 032.585.176-06, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, to accumulate the positions of Chief Financial and Investor Relations Officer and Chief of Shared Services Officer at the Company, replacing Mr. Fernando Mommensohn Tennenbaum, who will take over the position of Chief Financial Officer at ABI.

4.1.1.1. New Composition of the Board of Executive Officers. In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit II as of April 29, 2020. Mr. Lucas Machado Lira will be sworn into his respective position on April 29, 2020, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.1.2.      Effective as of March 1st, 2020,

(a) The election of Mr. Eduardo Braga Cavalcanti de Lacerda, Brazilian citizen, engineer, bearer of the identity card RG No. 10.287.948-3 Detran/RJ and enrolled with the Individual Taxpayers’ Registry under No. 072.401.457-86, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Commercial Officer, being responsible for the direction, strategic planning and coordination of the sales and marketing areas of the Company.

(b) The election of Mr. Daniel Cocenzo, Brazilian citizen, civil administrator, bearer of the identity card RG No. 09.896.807-6 IFP/RJ and enrolled with the Individual Taxpayers’ Registry under No. 029.453.467-96, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Sales Officer.

(c) Election of Mr. Ricardo Dias Mieskalo Silva, Brazilian citizen, lawyer and economist, bearer of the identity card RG No. 4.636.079-6 SESP/PR and enrolled with the Individual Taxpayers’ Registry under No. 038.840.019-65, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Marketing Officer.

4.1.2.1. In view of the abovementioned resolutions, as of March 1st, 2020, Mr. Jean Jereissati Neto, Brazilian citizen, administrator, bearer of the identity card RG No. 27.669.748-0 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 693.224.813-15, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, will no longer accumulate the positions of Chief Sales Officer and Marketing Officer, exercising exclusively the function of Chief Executive Officer, for which he was elected by the Board of Directors as of January 1st, 2020.

4.1.2.2. New Board of Executive Officers Composition. The Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of March 1st, 2020. The officers will be sworn into their respective positions on March 1st, 2020 with an unified term of office until December 31, 2021, upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers.

4.1.3.  The appointment of Mr. Pablo Firpo, Argentinean citizen, economist, passport No. AAF626979 issued on May 8, 2018 by RENAPER, in the process of establishing residency in Brazil, for the function of Chief Soft Drink Officer, replacing Mr. Eduardo Braga Cavalcanti de Lacerda. The effective nomination of Mr. Pablo Firpo will be formalized in due course, being conditioned to the compliance with the current legal formalities, including but not limited to the obtaining of the necessary visa and registries issued by the competent authorities. Until then, Mr. Eduardo Braga Cavalcanti de Lacerda will accumulate the positions of Commercial Officer and Chief Soft Drink Officer.

5.           Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 5, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

Company’s Board of Executive Officers as March 1st, 2020

(term of office unified until December 31st, 2021, except for Mr. Fernando Mommensohn Tennenbaum, which term of office will be until April 28, 2020)

(i) Mr. Jean Jereissati Neto, as “Chief Executive Officer” (ii) Mr. Fernando Mommensohn Tennenbaum, as “Chief Financial, Investors Relations and Shared Services Officer”; (iii) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Commercial and Soft Drink Officer”; (iv) Mr. Daniel Cocenzo, as “Chief Sales Officer”; (v) Mr. Ricardo Dias Mieskalo Silva, as “Chief Marketing Officer”; (vi) Mr. Ricardo Morais Pereira de Melo, as “Chief People Officer”; (vii) Mr. Maurício Nogueira Soufen, as “Chief Industrial Officer”; (viii) Mr. Paulo André Zagman, as “Chief Logistics Officer”; (ix) Mrs. Leticia Rudge Barbosa Kina, as “Chief Legal Officer”; (x) Mr. Ricardo Gonçalves Melo, as “Chief Corporate Affairs and Compliance Officer”; (xi) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”; and (xii) Mr. Eduardo Eiji Horai, as “Chief Information Technology Officer”.

Exhibit II

Company’s Board of Executive Officers as of April 29, 2020

(term of office unified until December 31st, 2021)

(i) Mr. Jean Jereissati Neto, as “Chief Executive Officer” (ii) Mr. Lucas Machado Lira, as “Chief Financial, Investors Relations and Shared Services Officer”; (iii) Mr. Eduardo Braga Cavalcanti de Lacerda, as “Chief Commercial and Soft Drink Officer”; (iv) Mr. Daniel Cocenzo, as “Chief Sales Officer”; (v) Mr. Ricardo Dias Mieskalo Silva, as “Chief Marketing Officer”; (vi) Mr. Ricardo Morais Pereira de Melo, as “Chief People Officer”; (vii) Mr. Maurício Nogueira Soufen, as “Chief Industrial Officer”; (viii) Mr. Paulo André Zagman, as “Chief Logistics Officer”; (ix) Mrs. Leticia Rudge Barbosa Kina, as “Chief Legal Officer”; (x) Mr. Ricardo Gonçalves Melo, as “Chief Corporate Affairs and Compliance Officer”; (xi) Mr. Rodrigo Figueiredo de Souza, as “Chief Procurement Officer”; and (xii) Mr. Eduardo Eiji Horai, as “Chief Information Technology Officer”.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer